UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
February 2011

Fibria Celulose S.A.

Alameda Santos, 1357 - 8° andar
01419-908, São Paulo, SP, Brazil
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-________.)

Fibria’s 2010 Management Report

Message from the Management

2010 was a year of many challenges and major achievements for Fibria. Completing its first year of existence, the company progressed in consolidating the business with solid financial and operating performance, coupled with the construction of a new culture.

The global pulp market in general was also positive for the company, which benefited from the excellent performance of its production units and the additional volume provided by Três Lagoas Unit, which substituted all the volume of the Guaíba Unit, sold in December of 2009. With this, Fibria produced 5.2 million tons of market pulp and reached a sales volume of 5.1 million tons.

The results of integrating people, systems, values and cultures must be highlighted. In the context of synergies, more than 180 initiatives were identified in the commercial and logistics areas, as well as in industrial and forestry operations, to name a few, with estimated gains at net present value of R$2.7 billion by the end of 2010.

Given the resumption of the growth cycle, Fibria pre-paid the derivatives debt of the former Aracruz with new financing, eliminating several restrictive covenants and thus allowing us to resume our investments in expansion. We maintained our liability management plan, which helped extend maturities and reduce costs. These initiatives help put Fibria, in the not-too-distant future, in condition to once again earn Investment Grade, which will provide a further reduction in the cost of debt and better terms for financing growth.

After this complete financial turnaround, Fibria has already begun expansion projects and technological upgrades — at the Aracruz Unit, pulp line A was modernized and became more efficient — and announced new investments in the forest base of Mato Grosso do Sul State, where there are already about 35,000 planted hectares, for the 2014 start-up of the new Três Lagoas plant with an annual production capacity of 1.5 million tons of pulp.

In Espírito Santo and Bahia states, we resumed the reform of eucalyptus plantations and reforestation of conservation reserves with native plants, operations that create new jobs both in the nursery and in forestry. Fibria also broke ground on a seedling production plant in Helvécia, in the extreme south of Bahia State. In the deployment of this unit, which will produce 30 million seedlings per year starting in 2011, about 700 residents from the community were trained to work on the construction and as future nursery workers.  This is another project in line with the company's mission of building a forestry business aligned with environmental conservation, social inclusion and improved quality of life.

Based on these concepts, Fibria joined other companies and organizations in the launch of the Vale do Paraíba Ecological Corridors Project - an ambitious project to recover 150 thousand hectares of native forests. Also in Sao Paulo, we expanded our Forest Reserve program that encourages farmers to plant eucalyptus.

Always focusing on development and in line with the company's results, we maintained several programs designed to promote and improve the quality of life for our employees.

Important certifications were renewed and earned in our forests, which total more than 1 million hectares of planted and native forest. Fibria completed its 2009 carbon inventory, which was independently verified by BRTUV. The inventory showed that the company's eucalyptus plantations capture nearly 25 million tons of carbon each year. On balance, that number is nearly eight times the emissions from all our operations combined, contributing to reduce the impacts of global warming.

In line with our strategy of concentrating activities in the pulp business, at the end of 2010 the company announced the sale of its stake (50%) in Consórcio Paulista de Papel e Celulose (Conpacel) and of graphic product distributor KSR to Suzano Papel e Celulose, for a total of R$1.5 billion. In addition to reinforcing the Company’s focus on market pulp, the operation will help reduce the company’s indebtedness.

As part of our commitment to good governance, Fibria joined the BM&FBovespa’s Novo Mercado and our Board of Directors approved Corporate Governance, Information Disclosure and Securities Trading policies. As provided by the Corporate Governance Policy, the Board of Directors and its advisory committees underwent a performance evaluation carried out by an independent consultant.

As a result of our commitment to sustainability, Fibria was again selected for the New York Stock Exchange’s Dow Jones Sustainability Index World (DJSI) and for the BM&FBovespa’s Corporate Sustainability Index (ISE), besides having been listed as one of the 42 companies on the Carbon Efficient Index (ICO2), created by the BM&FBovespa.

Over its first year, Fibria won national awards such as, for example, "Most Admired Company in the Industry" by Carta Capital magazine and "Model Company of Guia Exame – Sustainability.” Fibria’s CEO, Carlos Aguiar, was named as Finance Person of the Year by the Brazilian Institute of Finance Executives (IBEF). Among its international awards, we highlight the IR Magazine Brazil Awards and Institutional Investor Magazine for Fibria’s IR department, officer and team, and the Latin Finance Deals of the Year Awards 2010 prize for the international swap offer of bonds issued in 2009 for new bonds issued in 2010.

We at Fibria are grateful for the trust and continued support of our customers, shareholders, investors, employees and suppliers during 2010, and reaffirm our intention to develop the business such as to contribute to a sustainable society.

The Management

Executive Summary

MARKET CONTEXT

International scenario — The international economic recovery above projections in 2010 was mainly driven by the good performance of more mature economies and the consistent growth of some emerging markets, which favored the performance of the commodities market, including demand for pulp and paper.

The market pulp industry had two distinct phases. Throughout the first half of the year, supply was limited due to the earthquake that affected the Chilean industry and production problems, while demand remained steady over 2009. Consequently, world producers’ inventories fell to 25 days of supply. These factors were reflected in prices, and in June the European list price for eucalyptus pulp reached US$920 per ton, the highest level since 1995. The second half was marked by the reduction of Chinese pulp imports. With the resume of pulp production to normal levels, global inventories rose to 34 days at the end of the year, the normal level for the industry.

2010 came to a close with good industry prospects, which translates into a positive scenario for the pulp market in 2011, especially for eucalyptus fiber, the supply of which will grow more slowly than demand.

PERFORMANCE ANALYSIS

The company’s performance analysis for the fiscal years ended in 2010 and 2009, shown below, consider the consolidated financial information before reclassification of the CONPACEL and KSR results. In the financial statements and corresponding notes, the results of these operations are presented in the "Net Income in the year from discontinued operations" line, after net income for the fiscal year. The individual results of these operations are presented in note no. 35 of the financial statements.

In 2010, Fibria’s production totaled 5.231 million tons of pulp and 311 thousand tons of paper in its six industrial units. With respect to 2009, the 1% growth in pulp production was due to additional production of the Três Lagoas Unit that started up in late March, 2009, in addition to increased productivity in all units, offsetting the absence of Guaíba Unit. The 16% decline in paper production reflects the absence of production from the Guaíba Unit.

Sales by region
Asia	22%
Europe	39%
North America	28%
Latin America	11%

In 2010, Fibria’s volume of pulp sales reached 5 million tons, 4% lower than the volume sold in the previous year, mainly due to lower demand from Asia in the second half. Exports represented 89% of the total pulp sales. During the year, the leading region was, as it traditionally is, Europe, where Fibria was the world's largest hardwood supplier, accounting for 39% of total sales, up 7% over 2009. Sales to North America represented 28% of Fibria’s net sales, an increase of 5 p.p. compared to 2009. After an atypical performance in 2009, Fibria’s sales to Asia declined, in line with the global trend. In 2010, total exports to the region accounted for 22%, declining 14 p.p. compared to the previous year. The domestic market accounted for 11% of the company’s total sales, and Fibria remained the leading supplier of market pulp in Brazil.

Sales by end use
Tissue paper	55%
Printing and writing	28%
Specialty papers	17%

The high quality tissue paper market continued to be the responsible for most of Fibria’s sales by end use at 55% of total sales. The printing and writing segment accounted for 28%. Other high value-added papers, such as specialty papers, represented 17% of total sales.

The volume of paper sales totaled 376,000 tons, down 10% compared to 2009 due to the absence of Guaíba Unit.

Fibria’s net operating revenue totaled R$7,050 million in 2010, 18% higher than in 2009. This result was positively impacted by a 23% increase in average net price in reais, which offset a 4% decrease in pulp sales.

Cost of goods sold totaled R$5,285 million, up 4% compared to 2009, primarily due to (i) the increased effect of depreciation and depletion (resulting from the revaluation of forests with the adoption of CPC 29); (ii) the impact of higher costs caused by maintenance downtime; (iii) the increased cost of wood; and (iv) an increase in the provision for loss on ICMS credits.

Administrative expenses totaled R$325 million, an increase of 6% compared with 2009. This result is explained by the effects of consulting and third-party services as well as donations made in 2010.

Sales expenses totaled R$324 million, down 2% compared to 2009 due to the decreased sales volumes.

EBITDA was R$2,749 million, with a margin of 39%. EBITDA for the period was 62% higher than the R$1,697 million in 2009 (margin of 28%), mainly due to the higher average net price, partially offset by the effects of foreign exchange.

Net financial income totaled a R$364 million expense, compared to the revenue of R$1,594 million in 2009, mainly explained by foreign exchange gains in 2009, which totaled R$2,861 million, due to the real’s 25% appreciation against dollar in the period, compared to a revenue of R$302 million in 2010. Financial income totaled R$510 million and financial expenses totaled R$1,176 million. The result of variations in monetary and foreign exchange assets and liabilities amounted to an income of R$302 million, mainly due to the 4% appreciation of the real on the dollar-denominated debt.

As a result, 2010 net income was R$603 million, compared to the net income of R$2,589 million in the previous year, mainly due to the effect of the initial adoption of the CPCs in 2009.

CAPEX

In 2010, Fibria’s capital expenditures reached R$1,066 million and were allocated as follows:

CAPEX (R$ million)	2010
Industrial expansion	25
Forest expansion	29
Expansion Subtotal	54
Safety/environment	85
Forest renovation	502
Maintenance, IT, R&D, modernization	291
Maintenance Subtotal	878
Subsidiaries, joint ventures and others	134
Fibria Total	1,066

LIABILITY MANAGEMENT

Throughout 2010, Fibria continued the implementation of its liability management plan, launched in the second half of 2009 to settle or refinance debts so as to obtain lower costs and extended maturities compatible with its current credit risk. The US$750 million, 10-year eurobond issue in April of 2010 with a semiannual coupon of 7.5% p.a. was a highlight. We refinanced the derivatives debt of the former Aracruz, which eliminated a series of restrictive covenants and eliminated guarantees tied to this operation. Over the year, Fibria also contracted various Export Pre-Payment (PPE) lines, all of which aimed to improve the debt profile and maintain a cash reserve for short-term obligations.

Fibria's cash position on December 31, 2010 was R$2,208 million and represented 1.1x of short term debt. Net debt totaled R$9,852 million, down 11% over 2009. The combination of reduced debt and elevated cash flow in the last 12 months contributed to a decline in the company’s leverage, as indicated by the net debt/EBITDA ratio, which fell from 6.5x in 2009 to 3.6x at the end of 2010. Also as a result of the liability management plan, the cost of debt in dollars fell from 7.1% at the end of 2009 to 5.9% on December 31, 2010. For its part, the average maturity was extended to 74 months, compared to 60 months in 2009.

DIVIDENDS

The company’s bylaws guarantee a minimum dividend of 25% of net income after constitution of legal reserves, as provided by Brazilian corporate law. The company’s management will propose to the Annual General Meeting scheduled for April 28, 2011 the distribution of dividends relative to the fiscal year ended on December 31, 2010 in the amount of R$0.30 per share, totaling R$142,179 thousand.

Despite the result for the year ended December 31, 2009 and considering Fibria’s commitments and its level of debt, strategy for managing financial liabilities and business plan, the company’s Management did not propose dividends for that year, as provided by Article 202, paragraph 4 of Law no. 6,404/76. For the fiscal year ended December 31, 2010, the balance of the special reserve in the amount of R$121,958 thousand (R$0.26 per share) is being transferred to current liabilities under “Dividends Payable.”

CAPITAL MARKETS

Share performance – The company’s shares listed on the BM&FBovespa under the ticker symbol FIBR3 closed the year at R$26.49. On the New York Stock Exchange, the Level III ADRs traded under the ticker symbol FBR were quoted at US$16.00 on December 31, 2010. The company believes that the continued implementation of its strategy will be adequately reflected in its share price.

The average daily trade volume on the BM&FBovespa and the New York Stock Exchange was 3.6 million, increasing 69% as compared to 2009. The average daily financial volume traded on the two exchanges was US$64 million in 2010.

Free float	467,934,646 Common shares

American Depositary Receipt (ADR)	1 ADR = 1 common share

Market capitalization	R$12.4 billion

Average daily financial volume in 2010 (Bovespa and NYSE)*	US$64 million

*Source: Bloomberg.

GOVERNANCE

On May 20, 2010, Fibria migrated to the Novo Mercado, the BM&FBovespa’s highest level of corporate governance. The listing in this segment highlights the company’s commitment to the best corporate governance practices, aiming to create a trading environment with equal rights and transparent information granted to all shareholders. Among the voluntary commitments assumed with the capital markets, the issuance of only common shares, guaranteeing that all shares have voting rights, 100% tag along rights and adhesion to the Market Arbitration Chamber to resolve conflicts are requirements of the Novo Mercado Listing Regulations that stand out.

In July of 2010, Fibria’s Board of Directors approved the Corporate Governance Policy. In line with the best practices of the Brazilian Institute of Corporate Governance (IBGC) and the Organization for Economic Cooperation and Development (OECD), the document formalizes and consolidates the company's governance practices. At the same time, the Board of Directors approved the revision of the Information Disclosure and Securities Trading policies.

As provided in Fibria’s Corporate Governance Policy, between November and December, each member of the Board of Directors underwent a performance evaluation carried out by an independent consultant. At that time, the Board’s advisory committees were also evaluated. The results will be used to establish goals for these bodies for 2011.

ACKNOWLEDGEMENTS

Fibria’s Investor Relations program was recognized by Institutional Investor magazine. In the perception study carried out with investors and analysts about investor relations (IR) at Latin American companies, the company stood out within the pulp and paper industry, taking first place in “Best Investor Relations Team” among buy- and sell-side analysts. In addition, sell-side analysts voted the company number one in "Best Investor Relations Manager," while buy-side analysts rated it number two. Fibria took second place in "Best CEO" according to both buy- and sell-side analysts, and earned the second spot for “Best CFO” among sell-side analysts, being ranked third among buy-side analysts.

Carlos Aguiar, Fibria’s CEO, was honored as the Finance Person of the Year by the Brazilian Institute of Finance Executives (IBEF) in recognition of his contribution to Brazil’s economic development.

Fibria also earned recognition in the "Best Environmental Sustainability" category, ranking among the top five in IBRI’s IR Magazine and Revista RI awards. In addition, the company placed third overall in Latin America in the "Disclosure and Financial Communication" category in the IR Global Rankings.

The company was also awarded the 2010 Latin Finance Deals of the Year award from Latin Finance magazine for the swap offer of the Fibria 2019 eurobond for the 2020 eurobond issued in 2010, which enjoyed a high adhesion rate among investors.

These acknowledgements reinforce Fibria’s commitment to transparency in its relationship with the capital markets.

SUSTAINABILITY

In September of 2010, Fibria was included on the 2010/2011 Dow Jones Sustainability Index World (DJSI World). Fibria stood out in the Forestry & Paper industry, for which only three of a total of twelve companies evaluated were selected. In November, Fibria was once again selected for the BM&FBovespa’s Corporate Sustainability Index (ISE). The index is composed of stocks of companies listed on the São Paulo Stock Exchange that have demonstrated a serious commitment to sustainability and corporate governance best practices.

Fibria was also named one of the 42 publicly-traded companies included in the BM&FBovespa’s Carbon Efficient Index (ICO2), created to support the adoption of environmental management practices focusing on climate change.

These acknowledgements confirm our commitment to develop a sustainable forestry business as a long-term value generator for our shareholders.

SYNERGIES

The commitment to capture synergies permeates all of Fibria’s activities. By the end of 2010, more than 180 initiatives in the Commercial, Logistics, Industrial, Forestry, Technology, Suppliers, Finance and other areas had been mapped. In 2010, reached gains of over R$2.7 billion in synergies at net present value (NPV), approximately R$300 million above our estimated capture curve. These initiatives help strengthen Fibria’s leadership and competitiveness in the pulp market. We maintain our projection of R$4.5 billion at NPV, as the synergies to be captured in the next years are more complex.

TECHNOLOGICAL INNOVATION

Our innovation projects, developed in 2010, have earned us significant operating, environmental and social gains. One of the highlights was the elaboration of the “Fibria Master Plan for Obtaining Superior Genetic Materials,” presenting the strategy and chief forest technology goals for the next 20 years. As part of this new strategy, the new cloning recommendations for operating plantations allow us to project gains on the order of 2% to 6% in average annual pulp increases, depending on the operating unit. The incorporation of biotechnology in the "Master Plan” assisted the elaboration of the Biotechnology Master Plan, also approved in 2010.

In the management of pests and diseases, we evaluated all of Fibria’s nurseries to make technical recommendations for process and structure improvements.

The technological advancement of processes in 2010 was directed toward operating excellence, as well as the company’s social and environmental performance. Highlights include additivated cooking projects, which guaranteed a reduction of variable costs and the use of inputs and raw materials, and the biorefinery, which is one of the newest technologies in the bioenergies field, to maximize the value of eucalyptus biomass.

Product development continues to focus on modification and applications of pulp for paper manufacturing, the development of other applications for pulp and prospecting for other types of product that can be developed within our value generation chain that are derived from naturally renewable and sustainable sources.

SUPPLIERS

Carbon Disclosure Project (CDP) Supply Chain – CDP Supply Chain – Fibria was the first forestry company in the world to adhere to the Carbon Disclosure (CDP) Supply Chain. In 2010, the company invited 76 of its main suppliers to report their greenhouse gas emissions and commit to climate change management best practices. In addition to reporting practices related to climate change, the company will include risk evaluation, initiatives and opportunities of the practices of its main suppliers in the pulp business.

Homologation and Audit – In 2010, we began an in loco audit process to guarantee that our suppliers operate based on economic, social and environmental best practices.

PERSONNEL

Among our initiatives in Human and Organizational Development (HOD) focusing on people management, the Semear, Logging Machine Operator and Mechanic Training and Forest Monitor programs, as well as the first Fibria Opinion Poll stand out.

The Semear Program was an initiative to support the integration of professionals and contribute to the creation of Fibria’s identity. 50 seminars for 1,060 management and administrative-level employees of all units were held.

The Logging Machine Operator and Mechanic Training Program prepared personnel to work as operators and mechanics of forestry machines. Offered in Espírito Santo and Mato Grosso do Sul states in partnership with Senai, the program received 752 participants that resulted in the hiring of 99 people in Mato Grosso do Sul and in the training of 195 in Espírito Santo.

The Forest Monitor Program, implemented in Espírito Santo and Bahia states, aims to promote income generation through hiring professionals from neighboring communities and strengthen the monitoring of forested areas. A total of 1,480 people participated, resulting in the hiring of 88 outsourced workers.

Another highlight in 2010 was the first Fibria Opinion Poll, in which 77% of employees participated. Designed to help us understand how employees collectively perceive the company, the poll results will assist in the identification of opportunities for improvement and the elaboration of action plans for a better work environment.

Fibria has also promoted professional training programs in local communities that are potential sources for future hiring. In addition, the company has sought young professionals and recent graduates of leading universities through the Trainee Program, and worked to develop its human resources, offering opportunities to its employees like the Specialization in Pulp and Paper Technology program and granting scholarships for language study.

As we have seen, Fibria overcame several challenges and enjoyed major achievements in 2010 as it evolved in the consolidation of the company. In 2011, we will continue to focus our efforts on reducing our leverage to lay the foundations for a new growth cycle. The Management reiterates its gratitude for the trust and support received throughout 2010 and reaffirms its commitment to the development of renewable forestry as a source of sustainability for life.

RELATIONSHIP WITH INDEPENDENT AUDITORES

The company’s policy regarding contracting services unrelated to external auditing with our independent auditors is based on the principles of preserving the auditor’s independence. These internationally recognized principles consist of: (a) the auditor should not audit his own work; (b) the auditor should not exercise management functions for his client; and (c) the auditor should not promote the interests of his client. In this sense, in 2010, our external auditors only provided services related to auditing the financial statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fibria Celulose S.A.

Date: February 16, 2011	By:	/s/ Joao Elek
	Name:	Joao Elek
	Title:	CFO and IRO